UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020.

Commission File Number: 001-38524

Titan Medical Inc.
(Exact Name of Registrant as Specified in Charter)

155 University Avenue, Suite 750
Toronto, Ontario M5H 3B7
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibit 99.2 and Exhibit 99.3 on this Report on Form 6-K will be deemed to be incorporated by reference into the Registrant’s Form F-3 registration statement filed on July 30, 2019 (File No. 333-232898).

EXPLANATORY NOTE

Titan Medical Inc. (the “Company”) is filing this Amendment No. 1 to the Form 6-K, filed on May 14, 2020, solely for the purpose of incorporating Exhibits 99.2 and 99.3 into the Company’s Form F-3 registration statement filed on July 30, 2019 (File No. 333-232898).  No other changes were made to the original Form 6-K or to the Exhibits attached thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN MEDICAL INC.
(Registrant)

Date:	May 15, 2020	By:	/s/ Stephen Randall
		Name:	Stephen Randall
		Title:	Chief Financial Officer

 EXHIBIT INDEX

99.1*	News Release dated May 13, 2020
99.2*	Interim Financial Statements – March 31, 2020
99.3*	MD&A – March 31, 2020
99.4*	Certification of interim filings - CEO
99.5*	Certification of interim filings - CFO

* Previously included in the registrant’s Form 6-K filed on May 14, 2020.